# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NFT Ltd, CIK 0001958713
CUSIP: G6363T123
Title of class of securities: Class A Ordinary Shares, $0.04 par value
Address of issuer's principal executive offices: Office Q 11th Floor, Kings Wing Plaza 2, No.1 Kwan Street,, Sha Tin, New Territories, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001890802

## Reporting persons
- S.H.N. Financial Investments Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Israel (L3); sole voting power 1,267,000; shared voting power 0; sole dispositive power 1,267,000; shared dispositive power 0; aggregate amount beneficially owned 1,267,000 (1.5% of the class)

## Item 1. Issuer
Name of issuer: NFT Ltd
Address of issuer's principal executive offices: Office Q 11th Floor, Kings Wing Plaza 2, No.1 Kwan Street, Sha Tin, New Territories, Hong Kong

## Item 2. Person Filing
Name of person filing: S.H.N. Financial Investments Ltd.
Address of principal business office or, if none, residence:
Herzliya Hills
Arik Einstein 3, Israel, 4610301
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,267,000

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on August 27, 2026 covering 51,024 Class A Ordinary Shares purchased on August 21, 2026. The amounts in Row (5), (7) and (9) represent (i) 267,000 Common Warrants purchased on October 6, 2026, (ii) 500,000 Common Warrants purchased on October 9, 2026, and (iii) 500,000 Common Warrants purchased on October 13, 2026. The percentage set forth on Row (11) of the cover page for the Reporting Person is based on 84,622,497 Class A Ordinary Shares outstanding, based on the Issuer's Prospectus under Rule 424(b)(5) and a Report of Foreign Private Issuer on Form 6-K, each filed with the Securities and Exchange Commission on October 13, 2026. The number of shares outstanding does not give effect to any exercise of Pre-Funded Warrants or Common Warrants.

Nir Shamir is the Chief Executive Officer of the Reporting Person. As such, Mr. Shamir may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities described herein. To the extent Mr. Shamir is deemed to beneficially own such securities, Mr. Shamir disclaims beneficial ownership of these securities for all other purposes.
Percent of class: 1.5%
Sole power to vote or to direct the vote: 1,267,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,267,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- S.H.N. Financial Investments Ltd.: /s/ Nir Shamir, Nir Shamir, Chief Executive Officer (11/12/2026)